FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of ____February_______________, 20_03___

Commission File Number _____0-30858_____________________________________

NETTRON.COM, INC
(Translation of registrant's name into English)

#208 – 828 Harbourside Drive, N. Vancouver, BC Canada V7P 3R9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F ..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .X... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _4972___

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETTRON.COM, INC.
(Registrant)

By: /s/ Douglas E. Ford
(Signature)*
Date February 27, 2003	Douglas E. Ford, Director
* Print the name and title of the signing officer under his signature.

Form 6-K

Summary

Nettron.com, Inc has filed the exhibits with the applicable Canadian securities regulators and the Company’s shareholders that appear on its Supplemental List of Shareholders. The Exhibits make-up the Company’s quarterly report to shareholders for the nine-month period ended December 31, 2002.

Exhibits

1.	Cover letter dated February 27, 2003;

2.	BC Form 51-901F;

3.	Schedule A to BC Form 51-901F;

4.	Schedule B to BC Form 51-901F; and

5.	Schedule C to BC Form 51-901F.

RE: Interim Financial Statements – December 31, 2002

Dear Sirs/Madams:

Enclosed is one copy of the Company’s quarterly financial statements and supplementary information, for the nine-month period ended December 31, 2002 as mailed today to those individuals that appear on the Company’s Supplemental Mailing List.

Yours truly,

NETTRON.COM, INC.

“Signed”

Douglas E. Ford
Secretary

Encl.
:kls

#208 – 828 HARBOURSIDE DRIVE , NORTH VANCOUVER , BC V7P 3R9 • INFO@NETTRON.COM • 1-888-602-2453

British Columbia Securities Commission
Quarterly and Year End Report
BC Form 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Nettron. Com, Inc.	December 31, 2002	03/02/27

ISSUER'S ADDRESS
#208 – 828 Harbourside Drive

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
North Vancouver	BC	V7P 3R9	604-904-9431	604-904-8481

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Douglas E. Ford	Director	604-904-8481

CONTACT EMAIL ADDRESS	WEBSITE ADDRESS
dford@telus.net	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
➢ "Signed"	Douglas E. Ford	03/02/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
➢ "Signed"	Edward D. Ford	03/02/27

Nettron.Com Inc.
Consolidated Interim Balance Sheet
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

	December 31	March 31
	2002	2002

ASSETS
Current
Cash and Equivalents	$12,209	$929

Capital assets	10,405	14,905

	$22,613	$14,905

Liabilities and Shareholders Deficiency

Liabilities

Current
Accounts payable and accrued liabilities	$287,558	$262,843

Shareholders deficiency
Share capital	2,999,420	2,999,420
Deficit	(3,264,365)	(3,246,429)

	(264,945)	(247,009)

	$22,613	$15,834

On behalf of the board:

"Douglas E Ford" Director	"Edward D Ford" Director

Nettron.Com Inc.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

	Three months ended December 31		Nine months ended December 31
	2002	2001	2002	2001

Cash provided by (used in)
Operating activities
Loss from continued operations	(4,772)	(18,591)	(17,936)	(103,246)
Items not involving cash
Amortization of capital assets	1,500	1,884	4,500	11,215
Write down of capital assets	-	-		8,246

Changes in non-cash
non-cash working capital items
Accounts receivable	-	-		12,143
Prepaid expenses	-	-		9,513
Accounts payable and accrued liabilities	8,105	14,161	24,715	(27,142)

Cash from continued Operations	4,833	(2,546)		(89,271)

Cash from operations	4,833		11,279

Financing activities
Issuance of shares	-	-		-

	-	-		-
Investing activities
Purchase of capital assets	-	-		(1,172)
Purchase of capital assets in discontinued operations	-	-		-
Decrease of advances to affiliated company
on discontinued operation	-	-		-

	-	-		-
Investment in subsidiary
Principal reduction of long term debt
on discontinued operation	-	-		-

Increase (decrease) in cash during period	4,833	(2,546)	11,279	(90,443)

Cash, beginning of period	7,376	31,416	929	119,313

Cash, end of period	12,209	28,870	12,209	28,870

Nettron.Com Inc.
Consolidated Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

	Three months ended December 31		Nine months December 31
	2002	2001	2002	2001

Expenses
Advertising and promotion		$-		$-
Amortization	1,500	1,884	4,500	11,215
Automotive		-		-
Bank charges and interest	9	15	79	194
Corporate Finance Fees		-		821
Filing and transfer agent	907	607	4,730	3,498
Management fees (Note 3)	1,500	4,500	4,500	31,500
Office and miscellaneous	10	285	394	1,125
Professional Fees		2,000	7,645	10,928
Rent	1,500	1,500	4,500	15,699
Telephone and utilities		-		991
Travel		-		361
Wages benefits and contract labour		5,700		35,684
Website servicing		274		1,601

Total Expenses	5,426	16,763	26,348	113,617

Loss from operations	(5,426)	(16,763)	(26,348)	(113,617)

Other Income (expense)
Interest Income		-		490
Foreign exchange gain (loss)	654	(1,828)	8,412	9,881

Loss from continued operations	(4,772)	(18,591)	(17,936)	(103,246)

Loss from discontinued operations		-		-

Net loss for the period	(4,772)	(18,591)	(17,936)	(103,246)

Deficit, beginning of period	(3,259,592)	(3,198,232)	(3,246,429)	(3,113,577)

Deficit, end of period	(3,264,364)	$(3,216,823)	(3,264,365)	$3,216,823

Loss per share-basic and diluted
From continued operations	(0.0007)	$(0.003)	(0.0027)	$0.02
Discontinued operations	-	-		-

After discontinued operations	(0.0003)	$(0.003)	(0.0022)	$0.02

Weighted average shares outstanding	6,715,374	6,435,374	6,715,374	6,435,374

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

December 31, 2002

1. Basis of Presentation

The Company was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service "Cupid's Web". The Company’s administrative functions are performed in Canada; however, the operations are substantially located in the United States.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the year ended March 31, 2001, the Company disposed of two of its subsidiaries (Note 2) to focus its effort on the development of the interactive dating service. As at December 31, 2002, the Company has substantially reduced its business activity, has accumulated losses totaling $3,236,081 and had a working capital deficiency of $275,350. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing so the Company can recommence the development and marketing of memberships on its interactive platform "Cupid's Web" and works towards profitable operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

The Company has also been exploring other business opportunities that might allow the Company to re-start commercial operations

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2. Share Capital

Authorized Unlimited number of common shares without par value Unlimited number of preferred shares without par value

Issued
Common shares	Number of	Amount
	Shares

Balance, March 31, 2002	6,435,374	$2,999,420

Balance, December 31, 2002	6,435,374	$2,999,420

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

December 31, 2002

2. Share Capital – Continued

a)
Included in share capital at March 31, 2002 were 12,032 shares held in escrow under an escrow agreement pursuant to requirements of securities regulatory authorities in Canada. Changes in the escrow shares for the nine-month period ended December 31, 2002 are as follows:

	Number of Escrow Shares

	First	Second
	Agreement	Agreement	Total

March 31, 2002	-	12,032	12,032

Released in period	-	(12,032)	(12,032)

December 31, 2002	-	0	0

i) Pursuant to the first escrow agreement, the release of these shares occurs over a time period with the written consent of the Executive Director of the Alberta Securities Commission.

ii) Pursuant to the second escrow agreement, 280,000 of the common shares will be released on a basis of one share per $1.25 in cash flow generated however as part of the agreement to dispose of Arizona Outback and Bikestar, these shares were cancelled. The remaining 12,032 shares were released in August 2002.

b)
No common shares were issued during the nine-month period ended December 31, 2002, however, pursuant to a private placement of common shares at US$0.05 per share announced August 16, 2002 the Company has received US$11,200 and has reserved for issuance 224,000 common shares to fulfill those subscriptions. .

c)	Stock Options

Pursuant to the Company's 1996 Incentive Stock Option Plan ("the Plan"), a total of 10% of the Company's common shares are reserved for the granting of stock options. The Plan provides that the terms of the options and the option price shall be fixed by the Directors and subject to the price restrictions and other requirements imposed by the Canadian Venture Exchange. The Plan also provides that no option shall be granted to any person except on recommendations of the Directors of the Company and only directors, officers, employers and other key personnel of the Company or its subsidiaries or corporations wholly-owned and controlled by such individuals, may receive stock options. Stock options granted under the Plan may not be for a period longer than five years.

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule A

December 31, 2002

2. Share Capital – Continued

Stock option transactions during the nine-month period ended December 31, 2002 were as follows:

		Weighted
		Average
	Number of Options	Exercise Price

Number of options outstanding,
March 31, 2002 and December 31, 2002	612,500	$ 0.70

Balance, December 31, 2002	612,500	$ 0.70

All outstanding stock options at December 31, 2002 are exercisable on a 1:1 basis based on the terms set out as follows:

Expiry Date	Exercise Price	Options

September 10, 2004	$ 0.44	525,000
March 27, 2005	$ 2.00	100,000

		625,000

3. Related Party Transactions

During the the nine-month periods ended December 31, 2002 and 2001, the Company paid or accrued fees to directors and companies controlled by directors for the following services:

	2002	2001

Management fees	4,500	31,500

4. Segmented Information

With the disposal of Arizona Outback and Bikestar on January 1, 2001, the Company and its subsidiary now operate in one industry segment, the development and marketing of the Internet marketing service "Cupid's Web". The majority of the Company's administrative functions are performed in British Columbia, Canada.

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule B

December 31, 2002

1.	Direct Costs

There are no direct costs to disclose

2.	Related Party Transactions

See Note 3 in the December 31, 2002 financial statements for a summary of related party transactions during the nine-month period ended December 31, 2002.

3.	Share Capital

See Note 2 in the December 31, 2002 financial statements for a summary of share capital transactions during the nine-month period ended December 31, 2002.

4.	List of Directors and Officers

As at December 31, 2002, the directors of Nettron.Com, Inc. are as follows:

M. Glen Kertz – President Edward D. Ford – Director Douglas E. Ford – Secretary & Director Gary E. Read – Director Larry F. Robb - Director Malcolm E. Rogers, Jr. - Director

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule C

December 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian GAAP.

As capital permits, the Company continues to focus on an interactive dating service called Cupid’s Web which is designed to serve both computer and non-computer users. For the nine months ended December 31, 2002 the Company reduced the loss from continued operations by approximately 82.6% when compared to the comparable period in 2001. These reductions have been facilitated by the elimination of certain expenses due to the Company’s working capital deficit.

During the quarter the Company continued to offer free memberships to Cupid’s Web in an effort to test market the service and as an incentive to build the membership base to about 15,000 members. Once the membership base reaches 15,000 members, and the Company has available the necessary working capital it expects to begin billing existing and any new members for services and to begin to actively implement its cross selling strategy to businesses. To date, no revenue has been earned from the Cupid’s Web business, and no capital is available to promote or market the service.

As at December 31, 2002, the Company has substantially reduced its business activity, has accumulated losses totaling $3,236,081 and had a working capital deficiency of $275,350. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing so the Company can recommence the development and marketing of memberships on its interactive platform "Cupid's Web" and works towards profitable operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

The Company has also been exploring other business opportunities that might allow the Company to re-start commercial operations

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from this uncertainty.

In June of 2000 the Company entered into a Letter of Intent to acquire the Together Group of companies. The acquisition was valued at approximately US$17.5 million and was to be satisfied by a combination of the payment of cash, issuance of common shares and debt, and the assumption of certain debts of the Together Group. The acquisition would have given Nettron a significant cash flow as well as provided the tools necessary for rapid growth in the dating industry by joining the online services of Company’s Cupid’s Web operations with the ground based operations of the Together Group. The Company has born all costs involved in developing the necessary framework for the acquisition including legal and accounting professional fees, corporate finance and consulting fees and management time.

From June until late December 2000 the Company focused on developing a strategy to implement the acquisition and to plan for the integration of the Company’s operations with those of the Together Group. Simultaneously, management attempted to grow Cupid’s Web, negotiate the necessary financing to fund the Together Group acquisition, and to secure all necessary regulatory approvals of the acquisition including the onerous requirements of the Canadian Venture Exchange which had deemed the acquisition a “Change of Business” of the Company.

Due to general weakness in equity markets in the last quarter of calendar 2000 and all of calendar 2001, the Company witnessed a severe drop in interest in the “dot com” world and in equity financings in general for emerging growth companies. Nettron was caught precisely in the middle of this market meltdown.

Many attempts were made to renegotiate the terms of the Together Group acquisition but to date Nettron’s efforts to conclude the acquisition have been unsuccessful. While Nettron remains interested in an arrangement with the Together Group, the Company announced on February 18, 2002 that the transaction originally disclosed July 6, 2000 was effectively terminated.

Management is currently expending its best efforts to seek new sources of equity financing. On August 16, 2002, Nettron announced that it has arranged a non-brokered private placement to provide working capital to the Company. Via private placement - Nettron will sell up to 1,000,000 shares of the company at US$0.05 each. Proceeds of the financing will be added to the Company’s working capital. Certain officers and directors, and their affiliates, may participate in the private placement. Up to February 26, 2002, the Company had received US$11,200 from the financing and is continuing to pursue the financing.

On November 13, 2002 the TSX Venture Exchange advised Nettron that the Exchange has determined that the Company does not currently meet Tier 2 - Tier Maintenance Requirements. The Exchange further advised the Company that if by February 13, 2003 Nettron had not provided the Exchange with a submission evidencing that it meets Tier 2 Tier Maintenance Requirements the Exchange will proceed to designate the Company as an “Inactive Issuer” and apply the restrictions of an Inactive Issuer retroactively to the initial notice date. Effective February 17, 2003 the Exchange did designate Nettron.com, Inc. “Inactive”, and set a deadline of February 18, 2004 by which time the Company must submit a satisfactory reactivation plan and attain Tier Maintenance Requirements by August 18, 2004 or the common shares of the Company may be suspended from trading. The above-disclosed actions of the TSX Venture Exchange are in relation to the Exchange’s Policy 2.5 and Policy 2.6.